Exhibit 99.1

Greenfire Resources Announces Closing of Rights Offering and Refinancing Initiatives

CALGARY, ALBERTA – December 19, 2025 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”) is pleased to announce the successful completion of its previously announced refinancing initiatives (the “Refinancing Initiatives”). The Refinancing Initiatives included a C$300.0 million offering of rights (the “Rights”) to all eligible Greenfire shareholders to purchase additional common shares of the Company (the “Common Shares”) which expired at 4:00 p.m. (Calgary time) on December 16, 2025 (the “Rights Offering”).

At the completion of the Rights Offering and pursuant to the exercise of Rights, the Company issued an aggregate of 55,147,055 Common Shares, representing the maximum allotment available to holders of Common Shares at the record date of November 17, 2025 (adjusted for rounding for fractional shares). Each Right entitled the holder thereof to acquire 0.7849 of a Common Share, with no fractional Common Shares issued. Common Shares acquired pursuant to the exercise of Rights were issued at a price of C$5.44 or US$3.85 per Common Share for aggregate gross proceeds of approximately C$298.5 million (after conversion of U.S. dollar subscriptions). 53,573,107 Common Shares were issued under the basic subscription privilege and 1,573,948 Common Shares were issued under the additional subscription privilege. As a result of the oversubscription, Common Shares subscribed for pursuant to the additional subscription privilege were subject to proration in accordance with the terms of the Rights Offering, as set forth in the Company’s rights offering circular dated November 5, 2025. As the Rights Offering was fully subscribed, the Company did not utilize the previously announced standby commitment whereby certain limited partnerships comprising Waterous Energy Fund agreed to acquire any Common Shares not subscribed for under the Rights Offering. As of the date hereof, the Company has 125,404,146 Common Shares issued and outstanding.

Upon completion of the Rights Offering, the Company used the net proceeds thereof, together with cash on hand, to redeem its outstanding US$237.5 million aggregate principal amount of 12% senior secured notes due 2028.

Finally, the Company closed on its upsized $275.0 million revolving credit facility with a syndicate of Canadian banks (the “Senior Credit Facility”). As of the date hereof, the Senior Credit Facility is undrawn and Greenfire is debt-free.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any securities regulatory authority.

About Greenfire

Greenfire is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. As part of the Company’s commitment to operational excellence, safe and reliable operations remain a top priority for Greenfire. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the trading symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com